SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BVR Systems Embedded Simulation Solution - One
Step Ahead

BVR will demonstrate its Embedded Virtual Avionics – EVA tactical simulation suite onboard Aermacchi’s M-311 aircraft.

Rosh Haayin, Israel – February 20, 2006 – BVR Systems (BVRSf.OB), a world leader in advanced defense training and simulation systems, today announced BVR’s high-quality, cost-effective solution for training pilots is on its way to the ASIAN AEROSPACE 2006. The BVR Embedded Virtual Avionics – EVA suite, the first Embedded Virtual Avionics device to perform synthetic ground mapping radar simulation during an actual flight, will be demonstrated at the Show, both in-flight onboard the Italian Aermacchi M-311 Avionics Demonstrator aircraft and at the static display.

The M-311 Operational Evaluation in Singapore will take place in the frame of Aermacchi’s response to RSAF “Basic Wing Course” Request for Proposal.

In tests earlier this year onboard Aermacchi’s M-311, BVR Systems’ EVA embedded training solution “performed over and above expectations and was greatly appreciated by the pilots and engineers performing the test,” reported Aermacchi S.p.A Engineering SVP Massimo Battini.

“We are very pleased by EVA’s M-311 test results,” responded BVR CEO Ilan Gillies. “Advanced sensors and avionics simulation onboard trainer aircraft significantly expends the training envelope of the aircraft, not only for pilot cadets but also for Weapon System Operators (WSO). We view this as a major step forward for embedded training. This EVA implementation on the Aermacchi M-311 demonstrates BVR’s leadership and expertise in the field. We are once again grateful for another fruitful collaboration with Aermacchi with whom we have worked in the past on the M-346 Embedded Simulation Engineering Demonstration as well as on other successful projects.”

A Full-Service Airborne Training & Simulation Solution
EVA, a mature, complete embedded tactical simulation suite, is the flagship product of BVR, the leading supplier in the embedded training field. The system trains pilots for a wide range of mission scenarios on a variety of avionics systems.

EVA’s advanced onboard training capabilities include: a Virtual Radar Suite with a full range of A/A and A/G radar modes and ground mapping capabilities, a Virtual EW suite including radar and missile warning and counter measures dispensing systems, an enhanced tactical environment including smart computer-generated forces, and ground support software for embedded training mission planning and debriefing. Integration in all types of aircraft is as simple as plugging a new card into the avionics mission computer.

EVA offers a full array of advanced pre-, in- and post-flight simulation modules, including mission debriefing and ‘what if’ analysis tools. Its airborne capabilities are supplemented by a PC ground station for exercise planning and 3D mission rehearsal and debriefing. The ground station can also be connected to the training network using advanced data link capabilities for real-time monitoring.

EVA’s mature, field-proven technologies for trainer aircraft deliver these unique features:

—	A mature solution that integrates fully with any aircraft mission computer and avionics system

—	Easy-to-install and maintain , EVA ensures a low-risk, short-delivery and cost-effective integration path with virtually no changes to the aircraft

—	A vast and field-proven integrated library of simulation models provides trainer aircraft with the most advanced avionics and tactical training available today

—	Complete interoperability with other trainer and ACMI-enabled aircraft via data link

BVR’s Superior Training System Cuts Overall Training Costs and Boosts ROI
BVR’s EVA solution is very cost-effective and has a substantial ROI. It can save up to a million training dollars per pilot by replacing high-cost fighter aircraft training hours with enriched in-flight training options. It costs very little to deploy and is easily upgradeable to offer more feature-filled modes. At the same time, employing BVR’s EVA system dramatically increases the training output of lead-in trainer aircraft. EVA is designed to integrate smoothly with systems produced by any avionics and platform manufacturer and is designed for a through life cycle of approximately 25 years.

About BVR Systems
BVR Systems is a world leader in advanced defense training and simulation systems. The Company offers highly-efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:
Ilan Gillies
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company’s web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Reuven Shahar, CFO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: February 23, 2006